EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S COMMON STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of Atlantic American Corporation (the “Company,” “we,” or “our,”) is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the Business Corporation Code of the State of Georgia (the “GBCC”) the complete text of the Company’s Restated Articles of Incorporation (the “Charter”), and Restated Bylaws (the “Bylaws”), which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read those materials carefully.

Authorized Capital Stock

The Company has one class of securities, our common stock, par value $1.00 per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our authorized capital stock consists of 50,000,000 shares of common stock and 4,000,000 shares of preferred stock, par value $1.00 per share, of which (i) 30,000 shares of preferred stock have been designated as Series A Convertible Preferred Stock; (ii) 134,000 shares of preferred stock have been designated as Series B Preferred Stock; (iii) 100,000 shares of preferred stock have been designated as Series C Preferred Stock; and (iv) 10,000 shares of preferred stock have been designated as Series D Preferred Stock.

Common Stock

Voting rights. Holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders. The Bylaws provide that directors are elected by the vote of the plurality of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present. All directors are elected at each annual meeting of stockholders for a one-year term and until his or her successor shall have been duly elected and qualified, unless he or she shall cease to serve by reason of death, resignation or other cause. Holders of our common stock do not have cumulative voting rights in the election of directors.

For all other matters, the affirmative vote of a majority of the votes present at the meeting of stockholders and entitled to vote on the matter presented shall be the act of the stockholders.

Subscription, Redemption or Conversion Privileges. Holders of our common stock do not have any subscription, redemption or conversion privileges. Holders of our common stock do not have any pre-emptive right to purchase, subscribe for or otherwise acquire stock of any class of the Company or any security convertible into, or any warrant, option or right to purchase, subscribe for or otherwise acquire stock of any class of the Company, whether now or hereafter authorized. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

Dividends. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors (our “Board”).

Liquidation. Holders of our common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of any accrued but unpaid dividends and the preferential amount, if any, to be distributed to holders of our preferred stock.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Stock Market under the symbol “AAME.”

Certain Factors Affecting Control of the Company

General. Certain provisions of the Charter, the Bylaws and the GBCC described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by our Board. In addition, our officers, directors and their families, directly and indirectly, own approximately 75% of the outstanding common stock of the Company. Accordingly, on significantly all matters requiring a majority or greater shareholder vote, our officers, directors and their families effectively control the vote. Such ownership effectively precludes any other shareholder from acquiring any number of shares in an attempt to exercise any degree of control over the Company. Together, the provisions discussed below and the concentration of ownership of our common stock could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although these kinds of proposals, if made, might be considered desirable by individual stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board.

Number of Directors; Removal; Vacancies. The Bylaws provide that the number of directors shall be not less than five and not more than fifteen, with the exact number to be fixed from time to time by our board of directors. The Bylaws also provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director. This provision could have the effect of discouraging a potential acquiror from attempting to obtain control of the Company.

Stockholder Action by Written Consent; Special Meetings. The Bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders. Stockholders can also be taken by unanimous written consent.

The Bylaws provide that special meetings of the stockholders may be called by the chairman of the Board, the Board or the president of the Company or upon the written request of stockholders representing in the aggregate at least 25% of the outstanding voting stock of the Company entitled to vote at an election of directors. Due to the substantial ownership stake our directors and officers hold in the Company, these provisions could delay a stockholder vote on certain matters, such as business combinations and removal of directors, and could have the effect of discouraging a potential acquiror from making a tender offer.

Amendment of the Certificate of Incorporation. Any proposal to amend, alter, change or repeal any provision of the Charter requires, except in special circumstances, a recommendation by our Board and the affirmative vote of a majority vote of the voting power of all of the shares of our capital stock entitled to vote on such change.

Preferred Stock and Additional Common Stock. Under the Charter, our Board has the authority to provide by resolution for the issuance of shares of one or more classes or series of preferred stock. Our Board is authorized to fix by resolution the terms and conditions of each such other class or series. The authorized shares of our preferred stock, as well as authorized but unissued shares of our common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of Nasdaq or any other stock exchange on which any class or series of our stock may then be listed. These provisions give our Board the power to approve the issuance of a class or series of our preferred capital stock, or additional shares of our common stock, that could, depending on the terms of the stock, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations. Alternatively, the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Georgia Business Combination Statute. The Company is subject to the “business combination” provisions of Section 203 of the GBCC. In general, such provisions prohibit a Georgia corporation from engaging in various “business combination” transactions with any interested stockholder for a period of five years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s shareowners the opportunity to sell their stock at a price above the prevailing market price.

Exclusive Forum

Our Bylaws provide that, unless we consent in writing to the selection of another forum, a state or federal court located within the State of Georgia shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the GBCC, the Charter or the Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Georgia law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in such action.